Wagner R. Dias da Silva Attorney At Law Writer direct (405) 552-2374 Fax (405) 228-7374 wagner.diasdasilva@mcafeetaft.com

April 25, 2012

VIA EDGAR

Securities and Exchange Commission
Attention: Mr. Sonny Oh
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	American Fidelity Separate Account B, File Nos. 333-25663; 811-08187

Dear Mr. Oh:

On behalf of American Fidelity Separate Account B (the “Separate Account”), we are responding to your telephonic comments on April 23, 2012 with respect to the Separate Account’s post-effective amendment no. 19 to its registration statement on Form N-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (“SEC”) on March 28, 2012 pursuant to Rule 485(a) under the Securities Act of 1933. We plan to file a post-effective amendment to the registration statement pursuant to Rule 485(b) under the Securities Act of 1933 on or before May 1, 2012, which post-effective amendment will become effective on May 1, 2012 and will reflect the changes made in response to your comments, as described herein. Please note that the page number references below are to the EDGAR version of the registration statement.

We note the following in response to your comments:

General Comments

    1.         Disclose to the staff any guarantees or financial support agreements with respect to third parties.

       We confirm that the Separate Account has no guarantees or financial support agreements with respect to unrelated third parties.

    2.         Please provide a representation that the Prospectus describes all of the material features of the contract.

       The second sentence of the first paragraph of the Prospectus has been revised to read in its entirety as follows:

       This prospectus describes all of the material features of the individual contracts available under the AFAdvantage® Variable Annuity policy.

Specific Comments

    3.         Summary Section of the Prospectus (page 1). It appears that the variable annuity policies can be sold through qualified plans. If true, please disclose in the summary that, if the policy is purchase through a qualified retirement plan, the plan will already provide tax deferral, so the policy should be purchased for a reason other than the tax deferral benefit.

       The following sentence has been added after the end of the third paragraph of the Summary Section (page 1):

       If the policy is issued pursuant to a qualified plan, the qualified plan will already provide tax-deferral; therefore, there should be other reasons for purchasing the policy pursuant to a qualified plan aside from the tax deferral feature.

    4.         Fee Table section of the Prospectus (page 2).

(a)  On the last sentence of the first paragraph, please disclose the range of state premium taxes that could be deducted.

       The last sentence of the first paragraph has been revised to read in its entirety as follows:

       State premium taxes (currently ranging from 0% to 3.5%) may also be deducted.

(b) The Transfer Fee item on the table should simply disclose a maximum fee of $25. All other information should be moved to a footnote.

       This revision has been made.

(c) The “Our Fee” column heading on the Annual Expenses item should be changed to “Current Fee.”

       This revision has been made.

    5.         On the “THE AFADVANTAGE® VARIABLE ANNUITY-Voting Rights” section of the Prospectus (page 10), please disclose that the effect of this type of voting is that a small number of policy owners could control the outcome of the vote.

       The following sentence has been added after the second sentence of that section:

       This type of voting may allow a small number of policy owners to control the outcome of the vote.

    6.         (a) On the “RECEIVING PAYMENTS FROM THE ANNUITY-Annuity Payments” section of the Prospectus (page 12), please either confirm that annuity payments are only paid monthly or disclose the impact of a change of frequency of payments.

       The first sentence of that section has been deleted and replaced with the following sentences:

       Annuity payments are paid in monthly installments unless you elect to receive them quarterly, semi-annually or annually.  The amount of the quarterly, semi-annual or annual installments will be actuarially equivalent (mathematically equivalent) to the monthly installment.

(b) On the “RECEIVING PAYMENTS FROM THE ANNUITY-Table of Annuity Options” section of the Prospectus (page 12), under option 4, please add disclosures of what payments are made and to whom in the event of death of annuitant during the specified period.

       The following disclosure has been added to the Option 4 row of the table:

       When the annuitant dies, any amounts remaining under the specified period selected will be distributed to the beneficiary at least as rapidly as they were being paid as of the date of the annuitant’s death.

    7.         On the “INVESTMENT OPTIONS-Frequent Purchase and Redemptions”section of the Prospectus (page 13), please add risk disclosure based on the company’s ability to exercise discretion with respect to imposing restrictions on transfer in cases where policy owners attempt to use market timing strategies.

       The following sentence has been added to the end of the penultimate paragraph of that section:

       However, because we do retain the right to exercise our discretion on a case by case basis, certain policy owners may be able to successfully use market timing strategies in connection with Separate Account B.

    8.         Please update the “TAXES” section of the Prospectus (page 16) and the “FEDERAL TAX STATUS” section of the Statement of Information (page B-1).

       These sections have been updated.

    9.         Part C

(a) Why is the parenthetical information included in exhibit 4.5 (page C-1)?

       The parentherical “(variable guaranteed minimum interest rate)” has been included to differentiate it from Exhibit 4.1. The Fixed Deferred Annuity in Exhibit 4.1 has a fixed guaranteed minimum interest rate, while the Fixed Deferred Annuity in Exhibit 4.5 has a variable guaranteed minimum interest rate.

(b) Please make sure Exhibits are appropriately incorporated by reference.

       This revision has been made.

    10.       On Part C-Item 27 (page C-4), please make it clear that the number of contract owners are specific to the registrant.

       The sentence under Item 27 has been revised to read as follows:

       As of As of March 31, 2012, there were 133 owners of non-qualified contracts offered by Separate Account B and 23,968 owners of qualified contracts offered by Separate Account B.

Request for Acceleration

     We hereby request that the effective date for Separate Account’s post-effective amendment no. 19 to its registration statement on Form N-4, filed with the SEC on March 28, 2012 pursuant to Rule 485(a) under the Securities Act of 1933, be accelerated so that it will become effective on Tuesday, May 1, 2012.

     In connection with this response letter, we acknowledge that (1) the Separate Account is responsible for the adequacy and accuracy of the disclosures in its Registration Statement, (2) staff comments or changes in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the SEC from taking action with respect to the Separate Account’s filing, and (3) the Separate Account may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     Furthermore, in connection with the request for acceleration with respect to the above referenced filing, we further acknowledge that: (1) should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; (2) the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Separate Account from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Separate Account may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     Please contact me or Jennifer Wheeler at 405.552.2273 should you need additional information.

         Very truly yours,

          /s/ Wagner R. Dias da Silva
          Wagner R. Dias da Silva